Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED APRIL 22, 2024

TO THE PROSPECTUS DATED APRIL 11, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 11, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2024;

•	to disclose the calculation of our March 31, 2024 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to otherwise update the Prospectus.

May 1, 2024 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of May 1, 2024 (and repurchases as of April 30, 2024) is as follows:

Transaction Price (per share)
Class D	$10.20
Class I	$10.24
Class S	$10.55
Class T	$10.63

As of March 31, 2024, we had not sold any Class T shares. As a result, the transaction price for our Class T shares is equal to the NAV per share for our Class E shares as of March 31, 2024. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

March 31, 2024 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of March 31, 2024 ($ and shares in thousands):

Components of NAV	March 31, 2024
Investments in real estate	$305,889
Investment in real estate debt	16,825
Investments in real estate-related and other securities	414
Cash and cash equivalents	44,734
Restricted cash	229
Other assets	6,345
Debt obligations	(113,725)
Other liabilities	(2,966)
Stockholder servicing fees payable the following month(1)	(5)
Non-controlling interests in joint ventures	(3,233)
Mandatorily redeemable instruments(2)	(101,517)
Net Asset Value	$152,990
Number of outstanding shares of common stock	14,657

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. As of March 31, 2024, we had accrued under GAAP stockholder servicing fees of $0.4 million.

(2)

Represents Class E units in the Operating Partnership and Class E shares (collectively the “Mandatorily Redeemable Instruments”) held by the Adviser that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem such shares once sufficient availability exists under the share repurchase agreements. Therefore, the Mandatorily Redeemable Instruments held by the Adviser are classified as a liability pursuant to ASC 480 Distinguishing Liabilities From Equity and are initially presented at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the Mandatorily Redeemable Instruments are carried at their cash redemption value as if the units and shares were repurchased or redeemable at the reporting date, which equals NAV per unit of $10.63. As of March 31, 2024 there were approximately 9.0 million Class E units and approximately 0.5 million Class E shares included in Mandatorily Redeemable Instruments.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of March 31, 2024 ($ and shares in thousands, except per share data):

NAV Per Share	Class D Shares	Class I Shares	Class S Shares	Class T Shares	Class E Shares	Class X Shares	Class Y Shares	Total
Net asset value attributable to common stockholders	$6,328	$67,254	$578	$—	$73,101	$—	$5,729	$152,990
Number of outstanding shares	620	6,568	55	—	6,878	—	536	14,657
NAV per share	$10.20	$10.24	$10.55	$—	$10.63	$—	$10.69

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.94%	5.51%
Industrial	7.31%	5.61%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	1.79%	1.95%
(weighted average)	0.25% increase	(2.00)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	2.95%	2.92%
(weighted average)	0.25% increase	(2.85)%	(2.60)%

Status of Our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 730,027 Class D, 5,612,688 Class I and 53,776 Class S shares in the primary offering for total proceeds of approximately $66.3 million. We have issued 12,576 Class D, 58,697 Class I and 1,205 Class S shares for a total value of approximately $753,000 pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any Class T shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.

Prospectus Updates

The following disclosure supersedes and replaces the third paragraph in the section of the Prospectus entitled “Description of Capital Stock—Common Stock—Class I Shares”:

Class I Shares

Class I shares are also available for purchase through a private offering of Class E shares and Class I shares. The Class I shares issued in such private offering are not eligible for repurchase pursuant to our share repurchase plan and will only be eligible for repurchase by us following the earlier to occur of (i) July 22, 2025, which is the third anniversary of the date that we commenced this public offering, and (ii) the date that our aggregate NAV is at least $1.5 billion.

The following disclosure supersedes and replaces the sections of the Prospectus entitled “Description of Capital Stock—Class E Shares—Class E Share Repurchase Rights” and “Share Repurchases—Class E Share Repurchase Rights”:

The Class E shares issued in the Initial Capitalization and Class E shares issued in the private offering of Class E and Class I shares are not eligible for repurchase pursuant to the share repurchase plan adopted by our board of directors in connection with this offering. Such Class E shares will only be eligible for repurchase by us following the earlier to occur of (i) July 22, 2025, which is the third anniversary of the date that we commenced this public offering, and (ii) the date that our aggregate NAV is at least $1.5 billion. Following such period, holders of Class E shares (other than the Class E shares purchased by JPMIM as part of the Initial Capitalization, which are subject to special terms discussed below) may request that we repurchase such holder’s Class E shares on a monthly basis. We will repurchase Class E shares at a price per share equal to the most recently determined NAV per Class E share as of the repurchase date.

The aggregate amount of Class E shares that we are required to repurchase in any month will be limited to an amount equal to any remaining availability for share repurchases pursuant to the terms and conditions of our share repurchase plan (as described in this prospectus), after we have fulfilled all repurchase requests submitted pursuant to our share repurchase plan. In addition, we will not repurchase any Class E shares during any period that our share repurchase plan has been suspended.

The Class E shares issued in the Initial Capitalization are not eligible for repurchase pursuant to our share repurchase plan adopted by our board of directors in connection with this offering. However, the Class E shares that we issue to employees or affiliates of J.P. Morgan in a private offering and Class E shares issued to our independent directors in connection with their compensation, are eligible for repurchase pursuant to our share repurchase plan in the same manner as publicly offered shares.

The following disclosure is added to the “Experts” section of the Prospectus.

The amounts of the estimated market values of our investments in real estate as of March 31, 2024 presented on page 2 of this Supplement under the section “March 31, 2024 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.